July 12, 2005





Mail Stop 4561

VIA U.S. MAIL AND FAX 1-732-362-5005

Mr. Dennis Mouras
Chief Financial Officer
Careadvantage, Inc.
485-C Route 1 South
Iselin, New Jersey  08830


RE:	Careadvantage, Inc.
Form 10-KSB for the year ended December 31, 2004
File no. 0-26168
Form 10-QSB for the quarter ended March 31, 2005
File no. 0-26168

Dear Mr. Mouras:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the fiscal year ended December 31, 2004

Note B - Summary of Significant Accounting Policies [2] Revenue
Recognition, page F-8

1. We note that your Consolidated Statements of Operations contain `net service revenue`, which includes fee for service, per member per month or a combination of both. Tell us what net amounts are included in your net service revenue, and your basis in GAAP for netting certain costs against revenue. In addition, please advise us how you account for revenues derived from the license of RPNavigator.

Note E - Stockholder`s Equity [3] Settlement with Horizon BCBSNJ, page F-13

2. We note that you entered into a Settlement Agreement with Horizon
BCBSNJ and received cash and a return of 53,394,820 shares of your common stock in settlement. Tell us how you ascribed a value of $262,000 to these shares as fair market value considering that on October 1, 2004, the fair market value was $0.01 per common share. Also, tell us what the receivable of $762,000 recorded in fiscal year
2003 related to.

Note H - Adjustment to Estimated Operating Leases Liability and
Write
Down of Leasehold Improvements, page F-15

3. We note that you recorded costs associated with the termination of certain operating leases which includes your lease in Iselin, NJ.
Tell us how you complied with paragraph 16 in determining the cease-use date and valuing the liability.

*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3413 if you have questions.


						Sincerely,



      Cicely D. Luckey
      Branch Chief



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Mr. Dennis Mouras
Careadvantage, Inc.
July 12, 2005
Page 1